Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Credit and Non-Credit Breakdown
in Managerial Statement of Income

Itaú Unibanco Holding S.A. (“Company”), focused on the continuous creation of value for its shareholders and on transparent accountability, announces to its shareholders and the market in general the inclusion of a new concept in its presentation of the Managerial Statement of Income: a breakdown of credit and non-credit operations.

This new breakdown provides for a better assessment and analysis of the performance and return of the Company’s value drivers.

The breakdown, as detailed below, will be addressed at the next public Apimec (Association of Capital Market Analysts and Investment Professionals) meeting to be held on December 16 in São Paulo (which will be live broadcast at www.itau.com.br/investor-relations):

R$ billion
	January to September, 2014				January to September, 2013
Managerial Statement of Income	Consolidated	Credit	Non-Credit	Excess Capital	Consolidated	Credit	Non-Credit	Excess Capital
Operating Revenues	66.2	35.7	29.8	0.7	57.7	31.9	25.3	0.5
Financial Margin	40.6	28.6	11.3	0.7	35.2	26.1	8.6	0.5
Commissions and Fees	18.9	6.4	12.5	-	16.1	5.3	10.8	-
Insurance Revenues	6.7	0.7	6.0	-	6.4	0.5	5.8	-
Loan and Retained Claim Losses Net of Recovery	(11.2)	(9.8)	(1.4)	-	(12.3)	(10.8)	(1.5)	-
Loan Loss Provision Expenses	(9.7)	(9.7)	0	-	(10.7)	(10.7)	0	-
Retained Claims	(1.5)	(0.1)	(1.4)	-	(1.6)	(0.1)	(1.5)	-
Non Interest and Other Expenses	(32.9)	(16.4)	(16.5)	0	(29.6)	(14.9)	(14.7)	0
Recurring Net Income	15.0	5.3	9.0	0.6	11.2	3.5	7.2	0.5

Indicators
Regulatory Capital	87.2	49.7	28.8	8.7	77.6	45.4	22.2	10.0
ROE	23.7%	14.0%	43.9%	7.3%	19.8%	9.4%	46.1%	5.2%

Basel III Fully Loaded Simulation at 11%
CET1 Fully Loaded	83.9	53.7	25.9	4.3	73.6	51.9	26.7	(5.0)
Return on CET1 Fully Loaded	23.9%	13.4%	48.2%	8.0%	20.1%	8.8%	39.1%	4.5%
Note:  For the purpose of managerial calculation, the Company uses a 13.75% capital ratio, which represents the minimum required of 11% plus an additional 25%

The supply of this information provides the market with democratic and equitable access, reinforcing our commitment to transparency in our disclosures.

São Paulo (SP), December 09, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer